UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Bona Film Group Limited

 (Name of Issuer)

Ordinary Shares, par value $0.0005 per share

 (Title of Class of Securities)

09777B107**

 (CUSIP Number)

Dong Yu	With a copy to:
18/F, Tower A, U-town Office Building	Fang Xue
#1 San Feng Bei Li	Gibson Dunn & Crutcher LLP
Chaoyang District, Beijing 100020,	Unit 1301, Tower 1, China Central Place
People’s Republic of China	No. 81 Jianguo Road, Chaoyang District
+86 (10) 5631 0700	Beijing, 100025, People’s Republic of China
+86 10 6502 8687

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two ordinary shares. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 0977B107

1.	Names of Reporting Persons Skillgreat Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,015,387.5 ordinary shares. Dong Yu may also be deemed to have sole voting power with respect to such shares.
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 11,015,387.5 ordinary shares. Dong Yu may also be deemed to have sole dispositive power with respect to such shares.
	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,015,387.5 ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 34.0%[1]
14.	Type of Reporting Person (See Instructions) CO

1	Based on 32,402,346 Ordinary Shares outstanding as of December 23, 2015 (as provided by the Issuer).

CUSIP No. 0977B107
1.	Names of Reporting Persons Vantage Global Holdings Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,042,387.5[2] ordinary shares. Dong Yu may also be deemed to have sole voting power with respect to such shares
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 11,042,387.5[2] ordinary shares. Dong Yu may also be deemed to have sole dispositive power with respect to such shares
	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,042,387.5[3] ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 34.1%[3]
14.	Type of Reporting Person (See Instructions) CO

2	Based on (i) 11,015,387.5 Ordinary Shares held by Skillgreat Limited as record holder, plus (ii) 26,991 Ordinary Shares underlying outstanding options held by Vantage Global Holdings Ltd as of December 23, 2015. Skillgreat Limited is wholly owned by Vantage Global Holdings Ltd, which is wholly owned by Dong Yu.

3	Based on 32,402,346 Ordinary Shares outstanding as of December 23, 2015 (as provided by the Issuer).

CUSIP No. 0977B107

1.	Names of Reporting Persons Dong Yu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,307,460[4] ordinary shares. Skillgreat Limited may also be deemed to have sole voting power with respect to such shares.
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 12,307,460[4] ordinary shares. Skillgreat Limited may also be deemed to have sole dispositive power with respect to such shares.
	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,307,460[4] ordinary shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 38.0%[5]
14.	Type of Reporting Person (See Instructions) IN

4	Based on (i) 11,015,387.5 Ordinary Shares held by Skillgreat Limited as record holder, plus (ii) 26,991 Ordinary Shares underlying outstanding options held by Vantage Global Holdings Ltd, plus (iii) 1,265,081.50Ordinary Shares underlying outstanding options and restricted shares held by Dong Yu exercisable or vesting within 60 days as of December 23, 2015.

5	Based on 32,402,346 Ordinary Shares outstanding as of December 23, 2015 (as provided by the Issuer).

This Amendment No. 7 to Schedule 13D (this “Amendment”) is being filed jointly by Dong Yu (the “Founder”), Vantage Global Holdings Ltd (“Vantage”) and Skillgreat Limited (“Skillgreat”, and together with the Founder and Vantage, the “Reporting Persons”) relating to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), each Ordinary Share represented by two American depositary shares (the “ADSs”), of Bona Film Group Limited (the “Issuer”), an exempted company organized under the laws of the Cayman Islands. This Amendment amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 25, 2012 (as amended by Amendment No. 1 filed with the SEC on October 9, 2013, Amendment No. 2 filed with the SEC on July 25, 2014, Amendment No. 3 filed with the SEC on June 17, 2015, Amendment No. 4 filed with the SEC on October 14, 2015, Amendment No. 5 filed with the SEC on October 27, 2015, and Amendment No. 6 filed with the SEC on December 18, 2015 the “Original Statement”) by the Reporting Persons. Only those items in the Original Statement amended by this Amendment are reported herein. Capitalized terms not otherwise defined herein shall have their respective meanings given to them in the Original Statement.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding at the end thereof the following paragraphs:

“The Uranus Transfer was completed on December 23, 2015. On the same day, the Share Charge securing Skillgreat’s obligations under the Exchangeable Note was released and discharged.”

Item 5. Interest in Securities of the Issuer

The first paragraph of Item 5 is hereby amended and restated as follows:

“(a) and (b) The information set forth in the cover pages of this Schedule 13D is incorporated herein by reference. Skillgreat is the record owner of11,015,387.5 Ordinary Shares. Vantage is the record owner of 26,991 outstanding options that are exercisable for 26,991 Ordinary Shares.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add at the end thereof the following paragraphs:

“The information set forth in Item 4 of this Schedule 13D is incorporated by reference in this Item 6.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 29, 2015

SKILLGREAT LIMITED

By:	/s/ Dong Yu
Name:	Dong YU

VANTAGE GLOBAL HOLDINGS LTD

By:	/s/ Dong Yu
Name:	Dong YU
Title:	Authorized Signatory

Dong Yu

By:	/s/ Dong Yu
Name:	Dong YU